

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 16, 2009

Mr. W. John Short, Chief Executive Officer
Nutracea
5090 N. 40th St., Suite 400
Phoenix, Arizona 85018

> **Re: Nutracea**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed October 20, 2009**
> **Response Letter Dated October 16, 2009**
> **File No. 0-32565**

Dear Mr. Short:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures

Management Report on Internal Control over Financial Reporting, page 73

1.   Please amend your filing to include management's assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not internal control over financial reporting is effective pursuant to Regulation S-K, Item 308(a)(3).

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-22

2.   Revise your disclosure to include your revenue recognition accounting policy for sales made to resellers and distributors. In addition, you should also revise your revenue recognition critical accounting policy disclosure in your MD&A to discuss the estimates and judgments that you make when evaluating whether the fixed or determinable fee and collectibilty criteria are met with sales made to your resellers and distributors.

Note 12. Acquisition and Joint Ventures

Vital Living, Inc., page F-39

3.   Your disclosure states that you deconsolidated Vital Living, Inc. ("VLI") on October 1, 2008 as you determined that you no longer had a controlling financial interest in VLI. Based on your disclosure, it appears that your conclusion to deconsolidate VLI was the result of the termination of the asset purchase agreement. However, since you consolidated VLI based on variable interests, you should deconsolidate at the point in time that you are no longer the primary beneficiary of the VLI based on the guidance of ASC 810.10.25-39 (FIN 46R, paragraph 15). In this respect, it does not appear that the termination of this agreement was the result of a reconsideration event that changed your obligation to absorb the expected losses and the right to receive expected returns in VLI in a manner that caused you to no longer be the primary beneficiary. Therefore, you should revise your financial statements to reflect the consolidation of VLI until the preferred stock and promissory notes were sold in fiscal year 2009. In addition, the gain should not have been recognized in October 2008, but instead should have been recorded when the preferred stock and promissory notes were sold in fiscal year 2009. If you determine that the impact of this error is not material to your financial statements, please provide an analysis in accordance with SAB 99 supporting your position.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. W. John Short
Nutracea
December 16, 2009
Page 3

You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director